Saba Software, Inc.

2500 Bridge Parkway

Redwood Shores, California 94065

December 6, 2005

By Edgar Correspondence, Facsimile (202) 942-9638 and Overnight Delivery

Adam Halper, Esq.

Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance — Mail Stop 4561

100 “F” Street, NE

Washington, DC 20549

Re:	Saba Software, Inc.
Registration Statement on Form S-3/A
Filed August 31, 2005
File No. 333-125778

Form 10-K for the fiscal year ended May 31, 2005
File No. 0-30221

Dear Mr. Halper:

We have set forth below our responses to comments 1 through 3 (“Comments 1-3”) of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in the Staff’s letter dated October 7, 2005 (the “Comment Letter”), relating to our Registration Statement filed on Form S-3 (the “Form S-3”) and our Annual Report on Form 10-K for the year ended May 31, 2005. We have enclosed herewith for the convenience of the Staff copies of Pre-Effective Amendment No. 3 to the Form S-3, which has been filed today and which copies are marked to show changes from Pre-Effective Amendment No. 2 to the Form S-3 as filed on October 3, 2005. We have reprinted Comments 1-3 from the Comment Letter above our responses for your reference.

1. We note that you entered into a definitive agreement to acquire Centra Software on October 5, 2005 and that you determined that the acquisition involved a significant amount of assets to be disclosed under Item 2.01 of Form 8-K. Under Rule 3-05 and Rule 11-01 of Regulation S-X, financial statements and pro forma financial information of Centra may be required depending on the level of significance. Please tell us the calculations used to determine the significance level of this acquisition.

We supplementally advise the Staff that, based on the “significant subsidiary” tests set forth in Regulation S-X, financial statements of Centra are required for a three year period. The three year requirement is based on the asset test, whereby we determined that the proportionate share of the total assets of Centra as of December 31, 2004 of $37.3 million represent approximately 69% of the Company’s total assets of $54.3 million as of its most recently completed year-end on May 31, 2005. Pursuant to Rule 11-01 of Regulation S-X, the Company has included a pro forma balance sheet as of August 31, 2005 and a pro forma statement of operations for the three months ended August 31, 2005 and year ended May 31, 2005. The financial statements and pro forma information are contained in the Company’s Form S-4 filed with the Commission on November 14, 2005.

2. Supplement your existing disclosure to provide a recent developments section that discusses the acquisition of Centra Software.

As requested by the Staff, we have revised the Form S-3 to provide a recent developments section that discusses the acquisition of Centra Software.

3. Please provide updated consents of your independent public accounting firms, including the consent provided by Stout, Causey & Horning, P.A.

As requested by the Staff, we have provided updated consents of our independent accounting firms, Ernst & Young LLP and Stout, Causey & Horning, P.A.

If you have any questions concerning the matters referred to in this letter, please call the undersigned at (650) 581-2599.

Very truly yours,

/s/ Peter E. Williams, III
Peter E. Williams, III
Chief Financial Officer

cc:	Paul “Chip” L. Lion III, Esq.

Morrison & Foerster LLP